EXHIBIT 11

                                   CALIFORNIA ENERGY COMPANY, INC.

                           CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                               WITH INTERPRETIVE RELEASE NO. 34-9083

                          (dollars in thousands, except per share amounts)
                                         ___________________

                                         Three Months Ended               Nine Months Ended
                                            September 30                    September 30
                                         1995           1994             1995          1994
Actual weighted average
shares outstanding for the period     49,987,315    32,452,314        46,254,489   33,606,006

Dilutive stock options and warrants
using average market prices            3,092,465     2,378,938         2,606,762    2,568,173

Total number of shares based on
shares outstanding and the
assumption that dilutive stock
options and warrants will be
exercised at average stock market
prices                                53,079,780    34,831,251        48,861,251   36,174,179

Additional dilutive stock options
using ending market price and
assuming conversion of convertible
debt and convertible subordinated
debenture*                             8,438,214     4,630,631         7,968,064    4,444,444

Total shares based on shares out-
standing and the assumption that
dilutive stock options and warrants
will be exercised at ending market
price if more dilutive                61,517,994    39,461,882        56,829,315   40,618,623

Income before extraordinary item      $   27,362    $   14,413        $   50,866   $   31,399

Extraordinary item                             -             -                 -       (2,007)

Net income                                27,362        14,413            50,866       29,392
Less: Series C preferred stock
dividends                                      -         1,275             1,080        3,711
Net income available for common
shareholders                          $   27,362    $   13,138        $   49,786   $   25,681

Primary earnings per share before
extraordinary item                    $      .52    $      .38        $     1.02   $      .77

Extraordinary item per share                   -             -                 -         (.06)

Primary earnings per share            $      .52    $      .38        $     1.02   $      .71

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083**                         $      .48    $      .36        $      .96   $      .70


* The ending market price on September 30, 1994 was lower than the average market price for the nine months ended September 30, 1994. Accordingly, inclusion of an adjustment for stock options would be antidilutive and, therefore, contrary to paragraph 40 of APB Opinion 15.

**The net income available for common shareholders for the three and nine months ended September 30, 1995 was increased by the interest expense, net of tax, associated with the convertible debt and convertible subordinated debenture of $1,921 and $4,866, respectively. Net income available for common shareholders for the three and nine months ended September 30, 1994 was increased by the interest expense, net of tax, associated with the convertible subordinated debenture of $887 and $2,620, respectively.